SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
November 2003	000-31645

BIRCH MOUNTAIN RESOURCES LTD.

(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7

(Address of Principal Executive Offices)

Telephone (403) 262-1838

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

                FORM 20-F X                                         Form 40-F

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes _____________                                No     X

                If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Total Number of pages is 19

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC Form 51-901F

ISSUER DETAILS

NAME OF ISSUER BIRCH MOUNTAIN RESOURCES LTD.		QUARTER ENDED 2003/09/30	DATE OF REPORT YY/MM/DD 2003/11/26
ISSUER ADDRESS 3100, 205 - Fifth Avenue S.W.
CITY PROVINCE CALGARY AB	POSTALCODE T2P 2V7	ISSUER FAX NO. (403) 263-9888	ISSUER Telephone (403) 262-1838
CONTACT NAME DON L. DABBS	CONTACT POSITION Vice President & CFO		CONTACT Telephone(403) 262-1838
CONTACT EMAIL ADDRESS dabbsd@birchmountain.com		WEB SITE ADDRESS www: birchmountain.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE "Donald L. Dabbs"	PRINT FULL NAME Donald L. Dabbs	DATE SIGNED YY/MM/DD 2003/11/25
DIRECTOR'S SIGNATURE "Douglas J. Rowe"	PRINT FULL NAME Douglas J. Rowe	DATE SIGNED YY/MM/DD 2003/11/25

BIRCH MOUNTAIN RESOURCES LTD.

FORM 51-901F - QUARTERLY REPORT

SEPTEMBER 30, 2003

SCHEDULE A: FINANCIAL STATEMENTS

The unaudited financial statements for the Third Quarter ended September 30, 2003 prepared by Management are follows:

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2003
(UNAUDITED)

			31-Dec-03
	30-Sep-03		Audited
ASSETS
Current Assets
Cash	49,670		47,782
Accounts receivable	19,675		14,236
Share Subscription Receivable	5,500		15,000
Investments	0		20,000
Prepaids and deposits	14,084	88,929	4,922	101,940

Capital Assets	138,610		163,152
Total Assets		$227,539		$265,092

LIABILITIES & SHAREHOLDER'S EQUITY
Current Liabilities
Accounts payable	530,681		867,048
Short term loan	57,660		67,083
		$588,341		$934,131

Shareholders' Equity (Deficiency)
Share capital	26,344,839		25,186,910
Advance Deposit	149,634
Deficit	-26,855,276	-360,802	-25,855,949	-669,039

Total Liabilities and Shareholder's Equity		$227,539		$265,092

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
(UNAUDITED)

	3 Months		3 Months
	3 Quarter	9 Months	3 Quarter	9 Months
	30-Sep-03	30-Sep-03	30-Sep-02	30-Sep-02

EXPENSES
Amortization	8,154	25,805	13,087	39,262
Consulting		800
Mineral exploration costs	264,168	663,630	228,494	693,547
Office	58,143	153,922	58,549	165,404
Professional Fees	23,222	78,190	38,829	185,827
Research costs	1,023	3,602	2,320	35,859
Salaries, management fees and benefits	100,853	328,249	100,395	341,112
Shareholder services and promotion	51,109	157,591	28,488	122,152
	-	-	-	-
LOSS BEFORE THE FOLLOWING	506,671	1,411,788	470,162	1,583,164

Interest and other income	(97)	(691)	-258	-647
Limestone Sale			250,000	250,000
Gain on Sale of Investment		-6,768
Debt Settlement	-	-194,000	-	-
	-97	-201,460	250,258	250,647
	-	-	-	-
Loss before income taxes	506,574	1,210,328	219,904	1,332,517
Future income tax recovery		-211,000		-15,893
Net loss for the period	506,574	999,328	219,904	1,316,624

Deficit, beginning of period	26,348,703	25,855,948	25,142,719	24,045,999

Deficit, end of period	26,855,276	26,855,276	25,362,623	25,362,623

Loss per share
Basic	0.01	0.02	0.01	0.04

BIRCH MOUNTAIN RESOURCES LTD
CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
( UNAUDITED )

	3 Mo	9 Mo	3 Mo	9 Mo
	30-Sep-03	30-Sep-03	30-Sep-02	30-Sep-02

CASH FLOWS FROM OPERATING ACTIVITIES
Interest income received	97	691	258	647
Interest Paid	-4,227	-15,584	-4,898	-10,348
Limestone Sales			250,000	250,000
Cash paid to employees	-202,405	-614,453	-152,632	-598,832
Cash paid to suppliers	-182,982	-899,175	-249,263	-417,900
	-389,517	-1,528,521	-156,535	-776,432

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Common Shares for Cash	86,750	1,363,430	100,000	408,580
Short term loan	57,660	-9,423	44,790	117,140
Deposits received	149,634	149,634
	-	-	-	-
	294,044	1,503,641	144,790	525,720
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on Disposal of Investment		26,768
Purchase of capital assets	-	-	-	99
		26,768		99

INCREASE (DECREASE) IN CASH	-95,473	1,888	-11,745	-250,614

CASH AT BEGINNING OF PERIOD	145,143	47,782	51,845	290,714

CASH AT END OF PERIOD	49,670	49,670	40,100	40,100

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended September 30, 2003
(unaudited)

1.         Nature of operations and going concern considerations

Birch Mountain Resources Ltd. (the "Company") is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

As at September 30, 2003, the Company has a working capital deficiency of approximately $500,000 and an accumulated deficit $26.8 million. These accumulated losses and the need for continued funding raise substantial doubt about the Company's ability to continue as a going concern. In the fourth quarter, 2003, the Company eliminated the working capital deficiency with two private placement financings raising a total of $1,155,000.

In the past, the Company has been successful in raising funds in the equity market for exploration, research and operating activities, but there is no assurance that it will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less than advantageous basis.

The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying claims, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

These financial statements do not give effect to any adjustments that might be necessary should the Company be unable to continue its operations as a going concern.

2.         Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2002.Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended September 30, 2003
(Unaudited)

3.         Investments

Under the terms of an agreement involving mineral leases, the Company received common shares of Shear Minerals Ltd. and Marum Resources Inc. The market value of these shares upon receipt was $20,000. Theses shares were sold in April for net proceeds approximating $26,768.

4.         Accounts Payable

On the Second quarter the Company has cancelled the accrued payable in the amount of $194,000 relating to the estimated cost of discontinuing the Indonesian operations in 1998.

5.         Share capital

Common shares

	Number	Amount
Balance December 31, 2002	36,886,399	25,186,910
Private placements	217,712	54,428
Flow through shares	248,000	62,000
Tax benefits to be renounced	-	(24,000)
Balance March 31, 2003	37,352,111	25,279,337
Private placements	2,885,410	721,352
Flow through shares	1,870,000	467,500
Share Cost Issuance		(13,600)
Tax benefits to be renounced	-	(187,000)
Balance June 30, 2003	42,107,521	26,267,589
Private placements	203,000	60,750
Options	75,000	16,500
Balance September 30, 2003	42,385,521	26,344,839

Reserved for issue

                Options

The Option plans are explained in The Company's audited consolidated financial statements for the year ended December 31, 2002.

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended September 30, 2003
(Unaudited)

5.         Share capital (continued)

            The Company has granted options on common shares as follows:

Number of Options		Price Range($)	Weighted Average Price ($)	Expiry Date
December 31, 2002 outstanding	4,718,750	0.22 - 1.36	0.54	2003 - 2007
Cancelled	(150,000)	0.90	0.90	2002
March 31, 2003 outstanding	4,568,750	0.22 - 1.36	0.53	2003 - 2007
Granted	54,400	0.25	0.25	2004
Cancelled	(100,000)	1.36	1.36	2004
June 30, 2003 outstanding	4,523,150	0.22 - 1.36	0.51	2003 - 2007
Exercised	75,000	0.22	0.22	2003
September 30, 2003 outstanding	4,448,150	0.25 - 1.36	0.51	2003 - 2007

The following summarizes information about the various stock options outstanding at September 30, 2003 under both plans:

Shares Under Option	Expiry Date	Option Price
Original plan
490,000	November 2003	.35
30,000	July 2004	1.25
635,000	November 2004	1.36
408,750	January 2006	.60
275,000	April 2006	.65
1,140,000	March 2007	.26
2,978,750.60
2002 plan
1,415,000	April 2007	.34
54,400	Sept 2004	.25
TOTAL 4,448,150.51

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended September 30, 2003
(Unaudited)

Warrants

                In relation to private placements, the Company has the following warrants outstanding:

Number of Warrants		Exercise Price	Weighted Average Price ($)	Expiry Date
Balance, Dec. 31, 2002, outstanding	3,239,277	0.75 - 1.00	0.84	2003 - 2004
Issued	465,712	0.75	0.75	2004
March 31, 2003 outstanding	3,704,989	0.75 - 1.00	0.84	2003 - 2004
Issue	4,755,410	0.50	0.50	2004
June 30, 2003 outstanding	8,460,399	0.50	0.50	2003 - 2004
Issued	157,400	0.50	0.50	2004
September 30, 2003 outstanding	8,617,799	0.50	0.50	2003 - 2004

During the third quarter, in conjunction with a private placement, the Company issued 157,400 share purchase warrants at an exercise price of $0.50 per warrant, exercisable until September 2004.

6.         Related party transactions

The Company had the following transactions with related parties at September 30, 2003.

•	Included in shareholder services and promotion are amounts of $312 in 2003 (2002 - $9,888) paid to a company controlled by the spouse of a director.

•	Included in professional fees is $13,955 (2002 - $4,795) of consulting and legal fees paid to a company owned by an officer.

•	Included in professional fees is $58,192 (2002 - $54,763) of legal fees paid to two firms in which officers are partners.

•	Included in accounts payable is $ 86,969 (2002 - $75,706) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended September 30, 2003
(Unaudited)

7.         Segmented information

The Company's principal business segment is the acquisition and exploration of mineral leases and permits. The Company also engages in research of mineral technology and in 2002 established an industrial mineral division to pursue the development of its limestone property. The Company's activities are focused on Western Canada.
3 Months	Mineral Exploration	Mineral Technology	Industrial Minerals	Corporate	Total
Sep-03
Revenue				97	97
Expense	119,923	1,023	144,245	241,480	506,671
Loss	(119,923)	(1,023)	(144,245)	(241,383)	(506,574)
Assets	28,068		34,306	165,165	227,539
Sep-02
Revenue			250,000	258	250,258
Expense	203,269		27,545	239,348	470,162
Loss	(203,269)		222,455	(239,090)	(219,904)
Assets	122,566			222,235	344,801

9 Months	Mineral Exploration	Mineral Technology	Industrial Minerals	Corporate	Total
Sep-03
Revenue				201,460	201,460
Expense	210,339	3,602	453,291	744,556	1,411,788
Loss	(210,339)	(3,602)	(453,291)	(543,096)	(1,210,328)
Assets	28,068		34,306	165,165	227,539
Sep-02
Revenue			250,000	647	250,647
Expense	666,002	35,859	27,545	853,758	1,583,164
Loss	(666,002)	(35,859)	222,455	(853,111)	(1,332,517)
Assets	122,566			222,235	344,801

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended September 30, 2003
(Unaudited)

8.         Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

(a)

The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures is estimated to be$400,000 (at December 31, 2002 - $135,000).

(b)

Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2.For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any write-down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred. For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities. With the adoption of the policy for accounting for mineral exploration costs the Company's treatment of mineral exploration costs is similar to the treatment under U.S. GAAP, resulting in no material differences for 2003 and 2002.

(c)

Future income taxes, related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

	September 30, 2003	December 31, 2002
Deficit under Canadian GAAP	26,855,276	25,855,949
Future income taxes	1,527,189	1,316,189
Deficit under U.S. GAAP	28,382,465	27,172,138

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended September 30, 2003
(Unaudited)

8.         Material differences between Canadian and United States generally accepted accounting principles (continued)

In addition, the impact on the consolidated statements of loss would be as follows:

	3Months Sept 30, 2003	9 Months Sept 30, 2003	3Months Sept 30, 2002	9 Months Sept 30, 2002
Net loss for the period under Canadian GAAP	506,574	999,328	219,904	1,316,624
Future income taxes		211,000		15,893
Net loss for the period under U.S. GAAP	506,574	1,210,328	219,904	1,332,517
Loss per share under U.S. GAAP Basic	(0.01)	(0.03)	(0.01)	(0.04)

For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued and Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 2002, no compensation cost has been recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model, assuming no dividends are paid, annual risk free rate of 4.5% to 5%, a volatility factor of 12% to 30%, and an expected life of five years.

Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported:

	3Months Sept 30, 2003	9 Months Sept 30, 2003	3Months Sept 30, 2002	9 Months Sept 30, 2002
Net loss under U.S. GAAP	506,574	1,210,328	219,904	1,332,517
Pro-forma stock compensation			16,310	234,837
	506,574	1,210,328	236,214	1,567,354
Loss per share under U.S. GAAP Basic	(0.01)	(0.03)	(0.01)	(0.05)

BIRCH MOUNTAIN RESOURCES LTD.

FORM 51-901F - QUARTERLY REPORT

SEPTEMBER 30, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.     a)     Summary of deferred exploration costs

    Exploration costs are expensed as incurred.

        b)     During the period the material expenditures were as follows:

	30-Sep-03		30-Sep-03
	3 Months		9 Months
Amortization		8,153.96		25,804.96
Consulting				800.00
Mineral Exploration Costs		264,168.05		663,630.05
Equipment Rental	678.09		1,097.09
Lab Rental & Utilities	14,832.35		49,113.35
Transportation & Accommodation	4,196.39		14,616.39
Materials & Supplies	222.96		2,403.96
Mineral Lease	90,225.70		101,308.70
Third Party Services	52,460.00		190,891.00
Personnel	101,552.56		304,199.56
Office		58,143.00		153,922.00
Professional Fees		23,222.00		78,190.00
Accounting	224.38		614.38
Audit Fees Can			22,738.00
Audit Fees US
IT
Legal Fees	23,302.76		54,837.76
Research Costs		1,022.73		3,601.73
Materials, Assays			75.00
Services & Contracts			1,508.00
Salaries & Travel	1,022.73		2,018.73
Salaries, Management Fees & Benefits		100,852.56		328,248.56
Shareholder Services and Promotions		51,108.50		157,590.50

BIRCH MOUNTAIN RESOURCES LTD.

FORM 51-901F - QUARTERLY REPORT

SEPTEMBER 30, 2003

2.     Related party transactions during the period:

The Company had the following transactions with related parties at September 30, 2003.

•	Included in shareholder services and promotion are amounts of $312 in 2003 (2002 - $9,888) paid to a company controlled by the spouse of a director.

•	Included in professional fees is $13,955 (2002 - $4,795) of consulting and legal fees paid to a company owned by an officer.

•	Included in professional fees is $58,192 (2002 - $54,763) of legal fees paid to two firms in which officers are partners.

•	Included in accounts payable is $ 86,969 (2002 - $75,706) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

3.     Summary of securities issued and options granted during the period:

        a)    Securities issued during the period:

At September 30, 2003, 42,385,521 shares were outstanding. There were 278,000 shares issued during the three months ended September 30, 2003.

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
01/24/03	Common Shares	Private Placement	465,712	0.25	116,428	Cash
05/16/03	Common Shares	Private Placement	2,885,410	0.25	721,352	Cash
5/16/03	Flow Thru Shares	Private Placement	1,870,000	0.25	467,500	Cash
7/13/03	Common Shares	Options	75,000	0.22	16,500	Cash
8/18/03	Common Shares	Private Placement	3,000	0.25	750	Cash
8/26/03	Common Shares	Private Placement	200,000	0.30	60,000	Cash

        b)    Options granted during the period:

                No Options were granted during the period.

4.     Summary of securities as at the end of the reporting period:

        a) Description of authorized share capital:

            Unlimited number of voting common shares without par value

            Unlimited number of preferred shares, issuable in series

            Unlimited number of non-voting shares

        b) Number and recorded value for shares as at the end of this reporting period:

            Issued and outstanding: 42,385,521

                Value: $26,344,839

BIRCH MOUNTAIN RESOURCES LTD.

FORM 51-901F - QUARTERLY REPORT

SEPTEMBER 30, 2003

Description of options and warrants outstanding

Number	Exercise Price	Expiry Date
Warrants
881,652	$0.50	11/06/03
285,715	$0.50	12/19/03
2,071,910	$0.50	06/20/04
465,712	$0.50	07/24/04
4,758,410	$0.50	09/16/04
54,400	$0.50	09/16/04
100,000	$0.50	08/26/04
Options
490,000	$0.35	11/16/03
30,000	$1.25	07/26/04
635,000	$1.36	11/18/04
408,750	$0.60	01/27/06
275,000	$0.65	04/24/06
1,140,000	$0.26	03/18/07
1,415,000	$0.34	04/03/07
54,400	$0.25	09/16/04

5. Directors and Officers as at the date this report is signed and filed:

Name	Position
Kerry E. Sully	Chairman & Director
Douglas J. Rowe	President, CEO & Director
Donald L. Dabbs	Vice President, CFO & Director
Lanny K. McDonald	Director
John I. Clark	Director
Charles S. Hopper	Director
John R. Houghton	Corporate Secretary
Suzanne L. Loov	Assistant Corporate Secretary
Hugh J. Abercrombie	Vice President - Exploration

BIRCH MOUNTAIN RESOURCES LTD.

FORM 51-901F - QUARTERLY REPORT

September 30, 2003

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1.         Description of Business

Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") is a mineral exploration and mineral technology company. Mineral exploration is confined to Alberta, Canada. The Company is developing an industrial minerals property that it intends to place in production.

Landholdings

Birch Mountain's Alberta mineral properties are held as either metallic and industrial mineral permits or leases that are issued by the Alberta government. Mineral permits have a non-renewable 10-year term, subject to escalating biannual mineral assessment expenditure requirements ranging from $5.00-15.00 per hectare. Mineral leases have a renewable 15-year term, subject to payment of an annual rent of $3.50 per hectare. If the properties are in production, the lease is held in effect for the duration of the production. In Alberta, mineral permits held in good standing may be converted to mineral leases any time prior to the expiry of their 10-year term.

Total landholdings under mineral leases and permits at September 30, 2003:

Project	hectares	acres
Athabasca	323,671	799,806
Birch Mountains	92,160	227,731

Total	415,831	1,027,537

In April, 2004, Birch Mountain will be filing an assessment report to maintain its Athabasca and Birch Mountain permits in good standing for an additional two years. The required filing is $614,400.00 and Birch Mountain has sufficient expenditures to meet this requirement.

In 2003 and 2004, 46 mineral permits will reach their full 10-year term. Birch Mountain plans to convert certain of these to mineral leases prior to their expiry to preserve mineral rights in areas believed to be prospective for precious metals and industrial minerals and is in the process of evaluating the expiring permits.

Birch Mountain maintains its core exploration lands in Athabasca comprising 49,233 hectares (121,657 acres) held under mineral leases, requiring a net annual lease rental payment of $135,000, and 271,711 hectares (671,411 acres) held under mineral permits as of September 30, 2003. Two permit to lease conversions have been submitted and, will increase the land held under leases by 2727 hectares(6738 acres). Under an agreement announced September 26, 2002, Suncor Energy Inc. pays the annual rental on six mineral leases. In December 2002, Birch Mountain acquired an interest in a mineral lease located immediately east and south of the proposed limestone quarry in Township 94-10W4. On August 7, 2003, Birch Mountain completed the transfer of 100% of this lease; this does not change the area of landholdings but increases the number of leases held to 29. On August 11 and September 28, 2003, Birch Mountain initiated conversions of two mineral permits to mineral leases.

BIRCH MOUNTAIN RESOURCES LTD.

FORM 51-901F - QUARTERLY REPORT

September 30, 2003

Mineral exploration in the Athabasca region north of Fort McMurray has lead to the delineation of a limestone deposit at surface. A report prepared by the Company's Senior Geologist indicates that the area contains up to 130 million tonnes of limestone suitable for construction aggregate and the production of quicklime. Birch Mountain in initiated the approval process with Alberta Environment on October 3, 2002, to licence a quarry covering an area of 153 hectares for the production and sale of limestone aggregate. The Company has formed an Industrial Minerals Division to manage and report on this aspect of the business. The scope of the project has been increased to 1554 hectares and the application will reflect the larger quarry.

2.         Operations and Financial Conditions

Results of Operations

Corporate Income and Expense

Costs and Expenses

Total costs and expenses to the third quarter of 2003 were $748,158 (excluding $663,630 of Mineral Exploration and Industrial Minerals) down from $889,617 (excluding $693,547 of Mineral Exploration Expenses) in 2002. Salaries, management fees and benefits of $328,249 decreased slightly in 2003 from $341,112 in 2002. Professional Fees were $78,190 to the quarter of 2003 down from $185,827 in 2002.

Corporate Income

Birch Mountain is engaged in precious metals exploration, technology development related to mineral characterization and extraction from geological sources on its mineral properties and industrial mineral development. The Company does not have regular income from sale of minerals or other products. The main source of income from year to year is interest earned on its term deposits. There was negligible income to the third quarter of 2003.

The Company has initiated the regulatory approval process to licence a limestone aggregate quarry which, when approved, will produce long-term cash flow. In addition, the opportunity to produce quicklime from the same quarry for sale to oil sands companies is under active consideration.

Liquidity and Capital Resources

The primary source of cash has been private placements. One private placement took place in January 2002 for $116,428. The Company closed a private placement financing on May 16, 2003, with net proceeds of $1,175,252. In August 26 a private placement was closed for $60,000. At September 30, 2003 the working capital deficiency was $500,000.

In the Fourth Quarter the company eliminated the working capital deficiency with two private placement financings which raised a total of $1,155,000. While Birch Mountain has been successful in raising funds, we believe junior resource companies will continue to have difficulty financing new issues in 2003. As a result, the Company will remain prudent and cautious, preserving its working capital by conducting selective field programs and value-adding laboratory work as well as minimizing general and administrative costs.

BIRCH MOUNTAIN RESOURCES LTD.

FORM 51-901F - QUARTERLY REPORT

September 30, 2003

Mineral Exploration Costs

Precious Metals Exploration Costs

Mineral Exploration Costs to the end of the third quarter of 2003 were $210,339 compared to $666,002 in 2002. Limited exploration work reflects the shift in emphasis to industrial minerals.

Mineral Technology Costs

The Company spent $3,602 in 2003, down from $35,859 in 2002 on scientific research primarily on the development of proprietary extraction and analytical techniques. There were no similar expenditures on research in previous years.

Industrial Minerals Costs

In 2002 the company established an Industrial Mineral division in order to take advantage of the business opportunity in the market for limestone from its Athabasca leases. This division incurred cost of $453,291 in 2003, which related to a geological investigation of the potential limestone quarry, initial drilling and filing for environmental approvals.

The interest generated in the opportunities for the Industrial Mineral Division is expected to provide project financing to enable the advancement of the limestone/quicklime project.

3)         Significant Events

Since completing a drilling program in January 2003, the Company has been actively evaluating the business opportunity associated with the development of a duel purpose limestone quarry north of Fort McMurray. The potential uses of limestone from the quarry include both base and concrete grade aggregate, and as feedstock to a calcining plant for the manufacture of quicklime.

Birch Mountain retained the services of AMEC E&C Services Ltd. and Russ Gerrish Consulting to evaluate the proposed limestone quarry project. AMEC will prepare a conceptual study and develop an economic model for an aggregate and quicklime processing facility to supply the oil sands industry and regional infrastructure requirements in northeast Alberta. The AMEC assignment was expanded to include a preliminary assessment of the limestone resource and the preparation of an independent technical report conforming to National Instrument 43-101 for public release.

Based on initial studies of the project area and of the potential markets for aggregate and quicklime, the original quarry proposed covering 379 hectares has been expanded to a new total of 1,554 hectares. The scope of the environmental impact assessment ("EIA") has been amended to incorporate the additional area and the Corporation expects to submit the Application and EIA early next year.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

November 25, 2003
BIRCH MOUNTAIN RESOURCES LTD.

/s/ Donald L. Dabbs
DONALD L. DABBS
Vice-President and CFO